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                        [LETTERHEAD OF TSR PAGING INC.]


January 7, 1997


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  TSR Paging Inc. -- Registration Statement on Form S-1;
     Commission File No. 333-3403
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To Whom it May Concern:

     Reference is made to the Registration Statement on Form S-1 (the "Registration Statement") of TSR Paging Inc. (the "Company"), relating to the registration under the Securities Act of 1933, as amended (the "Act"), of the Company's common stock, par value $0.01 per share (the "Common Stock"). The Company filed the Registration Statement with the Securities and Exchange Commission (the "Commission") on May 9, 1996, and filed amendment number 1 to such Registration Statement with the Commission on June 19, 1996. The Company's Registration Statement was never declared effective by the Commission, and no shares of the Common Stock of the Company have been sold to any person or entity.

     By this letter, the undersigned President and Chief Executive Officer of the Company hereby requests that the Company's Registration Statement and all amendments thereto be formally withdrawn from the process of Commission review, as the Company does not desire to register its Common Stock under the Act.

                                          TSR PAGING INC.

                                          BY: /s/ Leonard DiSavino
                                              ---------------------------------
                                              Name:  Leonard DiSavino
                                              Title: President and
                                                     Chief Executive Officer